SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com November 15, 2013

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VIA COURIER AND BY EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Knowles Corporation
Registration Statement on Form 10
Filed September 30, 2013
File No. 001-36102

Dear Mr. Spirgel:

On behalf of Knowles Corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form 10 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on September 30, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 25, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein, as well as to reflect the Company’s results of operations for the nine months ended as of September 30, 2013.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the amended information statement filed as Exhibit 99.1 (the “Information Statement”) to the Amendment.

General

1.	Please file your exhibits, such as the separation and other agreements with Dover Corporation, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding them.

Response: We acknowledge the Staff’s comment. The Company has included in the Amendment a number of the exhibits listed in the exhibit index to the Registration Statement. The Company advises the Staff that the remaining exhibits listed in the exhibit index that were not filed with the Amendment will be filed as promptly as practicable in one or more subsequent amendments to the pre-effective Registration Statement. The Company acknowledges that all exhibits and related disclosures are subject to the Staff’s review and understands that the Staff will need adequate time to review, and if necessary, comment on the Company’s disclosure regarding such exhibits.

2.	You indicate on page 112 that you expect to receive a Tax Opinion on certain aspects of the separation addressed by the IRS in the IRS Ruling. Please identify counsel who will provide this tax opinion. Please also advise whether you will file this opinion as an exhibit or attach it as an appendix.

Response: The Company advises the Staff that it has been informed by Dover that Dover expects to receive a Tax Opinion from Baker & McKenzie LLP and accordingly the

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

Company has revised its disclosure on pages 10, 15 and 143 to identify the counsel that will provide this Tax Opinion. In addition, in response to the Staff’s comment, the Company advises the Staff that it does not intend to file this opinion as an exhibit to the Registration Statement or attach it as an appendix to the Information Statement. The Company respectfully advises the Staff that Item 601 of Regulation S-K does not require the tax opinion to be filed as an exhibit to registration statements on Form 10. See Item 601(a)(3) of Regulation S-K and the reference to Item 8, “Opinion re: tax matters” in the Exhibit Table included within Item 601 of Regulation S-K.

3.	We note a number of blank spaces throughout your information statement concerning conversion ratios, among other things. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Response: We acknowledge the Staff’s comment. In response to the Staff’s comment, the Amendment includes numerous updates to the Company’s disclosures in the Information Statement, including completing blank spaces (such as conversion ratios) to the extent known. The remaining blank spaces in the Information Statement will be addressed by the Company as soon as practicable in one or more subsequent amendments to the pre-effective Registration Statement. The Company also acknowledges that the Staff may have additional comments once the Company provides such disclosure.

Exhibit 99.1 Information Statement

Information Statement Summary, page 1

4.	We note your statement that you have a “leading” position in acoustic, oscillator and capacitor components. Please revise to indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 76 to clarify that the Company is a leading supplier of acoustic components for major handset OEMs and hearing aid OEMs based on market share measures. The Company advises the Staff that the disclosure with respect to acoustic components for handset OEMs is supported by publicly available third party market share reports and the Company’s internal estimates. The disclosure with respect to acoustic components for hearing aids is supported by the Company’s internal estimates of market share data. In both cases, in formulating the Company’s internal estimates, the Company has taken into account the fact that there are a limited number of competitors in each of the markets.

5.	Please revise your summary to disclose the material payments to be made by you to Dover in connection with the spin-off, including, without limitation, any dividend payments or intercompany debt repayments.

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

Response: In response to the Staff’s comment, the Company advises the Staff that, in connection with the spin-off, the only material payments to be made by the Company to Dover prior to the spin-off relate to (i) the settlement of intercompany net notes payable and (ii) any dividends or other payments to be made as part of the reorganization step plan, which may include the use of proceeds from new third party debt incurred by the Company prior to the distribution date. In response to the Staff’s comment, the Company has added disclosure on pages 6 and 17 to identify the nature of these material payments. However, the actual amounts of these material payments is not known at this time and will be included in one or more subsequent amendments to the pre-effective Registration Statement.

6.	Please revise your summary to discuss your expectations regarding your executive team. We note that Mr. Niew is the only member appointed to serve on your executive team following the separation.

Response: In response to the Staff’s comment, the Amendment includes updated and revised disclosures as to expectations regarding Knowles’ executive officers and other members of the Knowles management team following the separation on pages 2, 12, 85 and 86.

Knowles Post-Separation Relationship with Dover, page 3

7.	We note that you intend to enter into various agreements with Dover to effect the spin-off transaction and provide a framework for your relationship with Dover following the separation. Please identify the agreements you intend to enter into with Dover in connection with the spin-off transaction, including any transition services, tax-sharing or other agreements. Please briefly describe the material terms of these agreements including duration, fees and termination rights.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3-5.

Questions and Answers about the Separation, page 5

8.	Please revise your question and answer to discuss appraisal rights.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 12 to add a new question and answer relating to appraisal rights.

Summary of the Separation and Distribution, page 12

9.	Please revise your summary to discuss the material terms of your relationship with Dover following the separation, including a list of post-closing agreements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 16.

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

10.	Please disclose material closing conditions and material terms in your certificate of incorporation, including any provisions that might have anti-takeover effects.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15-17.

11.	Please address the material costs that will be incurred in connection with the separation, including new indebtedness, dividends, repayment of intercompany receivables, etc.

Response: In response to the Staff’s comment, the Company advises the Staff that Dover has informed the Company that Dover anticipates that it will incur between $60 million and $70 million of costs and expenses in connection with the spin-off and related transactions. In response to the Staff’s comment, the Company has added disclosure on pages 6 and 17 to identify the types of material costs that the Company will incur in connection with the separation, including as it relates to entering into new financing arrangements, among other matters. However, the actual amount of these material costs is not known at this time and will be included in one or more subsequent amendments to the pre-effective Registration Statement.

Summary Historical and Pro Forma Financial Data, page 16

12.	Since you are presenting “Free Cash Flow,” please also present cash flows from investing and financing activities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 20 to present cash flows from investing and financing activities.

Risk Factors, page 18

Knowles’ results may be impacted by domestic and international..., page 18

13.	Please identify the countries where you have significant operations, including sales and/or manufacturing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 22.

Knowles’ effective tax rate may fluctuate..., page 21

14.	We note your disclosure that your tax rate is favorably impacted by a significant tax incentive in a certain jurisdiction. Please identify the jurisdiction that has provided this tax benefit and the material terms of the benefit, including its duration.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 25, 60, 61, F-21 and F-45 to indicate the jurisdiction that has provided this tax benefit (Malaysia) and to provide additional disclosure regarding the material terms of the benefit, including its duration.

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

Knowles depends on a limited number of customers..., page 24

15.	Please identify the customer that accounted for over 10% of your revenue in 2012 and 2011.

Response: In response to the Staff’s comment, the Company has identified the customer and revised its disclosure on pages 28, 71, 81 and F-33.

Cautionary Note Concerning Forward-Looking Statements, page 35

16.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

Response: The Company has revised the disclosure on page 39 to remove the references to the Private Securities Litigation Reform Act in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 45

17.	Please revise your overview to provide additional disclosure regarding performance trends in your specialty components segment. This disclosure should address revenue growth, or declines, over the last several years and management’s expectations for this segment going forward, including growth expectations.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the MD&A, including on page 54, to provide additional disclosure regarding performance trends in the specialty components segment.

18.	Please revise your overview to address geographic trends in your operations. We note your disclosure on page 53 that you have reduced headcount in Europe and North America and increased headcount in Asia. Please provide a discussion of your current operations based on geography including identifying the primary markets where you manufacture, market and sale your products. This discussion should also address any limitations on your ability to repatriate profits from foreign markets to the US.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 54 and 66.

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

Results of Operations, page 49

19.	Please expand/revise your discussion under results of operations for all periods to:

•	Provide a more robust explanation for the changes in line items within your statements of income. For example, in the revenue section, you refer to increases in demand for components for the smartphone market, among others. You should separately quantify the increases in components, microphone applications and MEMs microphone volumes, including the offsetting decreases in acoustic components and strategic pricing initiatives.

•	Please also provide a detailed discussion of cost of goods sold in order to help explain the change in gross profit. For example, you should quantify and explain whether and why the cost of raw materials, parts and labor increased or decreased.

•	Provide insight into the underlying business drivers or conditions that contributed to these changes. For example, you should describe material conditions in your Asian, European and U.S. markets and how they effected changes in revenues and cost of goods sold.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 57-58 and pages 62-66.

Financial Condition, page 57

20.	Given your foreign operations, please enhance your disclosure to address the following:

•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of June 30, 2013 and December 31, 2012; and

•	Discuss the fact that if the foreign cash and cash equivalents are needed for your commitments in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

Response: The Company has enhanced the disclosure on pages 66 and 67 in response to the Staff’s comment.

21.	Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 67 to discuss the underlying drivers impacting the changes in working capital.

22.	Please revise your discussion of financing activities to discuss the impact of future events such as the stock offering and any significant potential stock option exercises subsequent to the offering. We refer you to the Interpretive Guidance in SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, since there are no securities being sold in the distribution, the Company will not receive any proceeds in connection therewith. However, the Company has revised its disclosure on page 68 to indicate that (i) proceeds received after the distribution from any stock offering or stock option exercises will be classified as cash received from financing activities and (ii) in the near term, cash generated from the exercise of stock options is not expected to be material to Knowles’ combined cash flows.

Operating Activities, page 58

23.	Disclose the aggregate amount of your outstanding intercompany net notes payable for the periods discussed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 67.

Critical Accounting Policies, page, page 61

Other Intangible and Long-Lived Assets, page 62

24.	We note a material increase in capitalized patent protection costs during the year ended December 31, 2012 and the quarters ending June 30, 2013, as compared to prior fiscal years. Please explain and disclose why management believes in its judgment that there was an increase in discernible value resulting from the defense and that the circumstances surrounding the probability of the successful outcome.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 72. Historically, the Company has aggressively sought to protect its intellectual property. The Company has successfully negotiated several licensing agreements

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

with various parties, resulting in incremental royalty revenue supporting a conclusion as to the discernible increase in the value of its patents. The Company has further continued to prosecute patent applications, expanding its intellectual property. In 2011, the Company initiated a new round of patent litigation against a competitor that the Company believed was infringing core intellectual property, the matter of which was tried in late 2012. At the onset of the case, and as continually assessed throughout the duration of the case, the Company consulted extensively with in-house technical employees, in-house counsel, and outside legal counsel and concluded that it was probable of prevailing in defense of its patents. The increase in capitalized costs during this period and through the end of 2012 were a result of the legal costs incurred in preparing for trial. The case was ultimately resolved in the Company’s favor when the Company and the competitor entered into a cross license, settlement, and release agreement, and the discernible value of which exceeds amounts capitalized as of December 31, 2012.

In June 2013, the Company initiated new litigation against another competitor that the Company believes is infringing core intellectual property, the matter of which is scheduled for trial in May 2014. To date, management continues to conclude that it is probable that the case will be resolved in favor of the Company and that the discernible value resulting from this second case will exceed costs capitalized to date.

The Company will continue to monitor and assess the recoverability and amortization periods associated with these capitalized costs.

Compensation Discussion and Analysis, page 80

25.	Please provide a summary at the beginning of this section discussing the specific ways in which you expect that your compensation policy will differ from Dover.

Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 92.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Financial statement presentation, page F-8

26.	Please disclose your estimate of what the expenses would have been on a stand-alone basis. Refer to SAB 1.B. We note your disclosure on pages F-13 and F-40.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-9, F-14 and F-40.

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

Revenue Recognition, page F-11

27.	Please tell us whether the product sales are recognized on a net basis. Also tell us, and if material, disclose how and when you recognize sales discounts, refunds and returns and quantify the amounts.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 71 and F-11. The Company advises the Staff that (i) the Company’s revenue is recognized net of customer discounts, rebates and returns, and (ii) rebates are recognized over the contract period based on expected revenue levels. For the years ended December 31, 2012, 2011 and 2010, sales discounts and rebates totaled $14.2 million, $14.2 million, and $15.4 million, or 1.3%, 1.4% and 2.1% of revenue, respectively. Returns and allowances, although not significant, totaled $4.6 million, $4.2 million, and $4.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Risk, retention, insurance, page F-12

28.	Please disclose the amount of the accrual, if material, or disclose either the accrual is not material or there is no accrual.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-12 to indicate that the accrual amount for risk, retention and insurance is not material.

Note 11. Income Taxes, page F-20

29.	We note your statement that “due to a lack of significant positive evidence” you established a valuation allowance on all U.S federal and certain U.S. state and foreign deferred tax assets. Please explain in greater detail here, and in your Critical Accounting Policies, the negative evidence you evaluated leading you to conclude that an allowance was needed on all U.S. and certain U.S. state and foreign deferred tax assets. Furthermore provide disclosures on how you arrived at the estimate, including the assumptions and estimates used to determine the valuation allowance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-22.

30.	Furthermore, we refer you page F-21, please explain and clarify the nature of the significant tax incentive, and if it is an investment tax credit, please disclose the method of accounting for investment tax credits (deferral method or flow-through method) and related amount used in the determination of income tax expense.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-21 to clarify the nature of the significant tax incentive. This significant tax

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

incentive is a tax holiday granted to Knowles by Malaysia effective through December 31, 2021, and the Company has referred to this incentive as such in the revised disclosure. Additionally, the Company has disclosed the estimated benefit of this tax holiday for the nine months ended September 30, 2013 and 2012 as approximately $22.0 million and $23.0 million, respectively. In addition, the Company advises the Staff that, as described above, the significant tax incentive is a tax holiday and is not an investment tax credit.

Note 14. Employee Benefit Plans, page F-26

31.	In regard to your defined benefit pension plan for eligible U.S. employees and retirees, we note that Dover will maintain and service this obligation at the distribution date, please tell us whether the U.S. defined benefit pension plan is closed and whether you have any contractual or other legal obligations for any costs or funding shortfalls.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-26. The Company advises the Staff that effective December 31, 2013, the Company’s U.S. employees and retirees that are eligible participants in the defined benefit pension plan will no longer accrue benefits. In addition, the Company will not assume any funding requirements or obligations related to this defined benefit pension plan upon the distribution date.

32.	In regard to your non-U.S. employee defined benefit pension plans, we note that expected return on plan assets, discount rates and wage increases for foreign plans will vary significantly depending on the applicable country. Variations result from differing regulations as to where plan assets may be invested and from differing inflation rates assumed for each jurisdiction. Please tell us and disclose whether any of the foreign plans use significantly different assumptions, allowing investors to better understand the trends that may impact your postretirement benefit obligations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-28 and F-29. The Company has expanded the tables for the assumptions used in determining the benefit obligations, as well as determining the net periodic benefit cost, for the four non-U.S. employee defined benefit pension plans, so that they now disclose the various rates (i.e. discount rate, average wage increase and expected return on plan assets) by country.

33.	Please tell us and disclose whether you have any other material postretirement employee benefit (OPEB) plans besides the pensions.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not have any other material postretirement employee benefit (OPEB) plans besides the pensions and the Company has revised its disclosure accordingly on page F-26.

Larry Spirgel

Securities and Exchange Commission

November 15, 2013

Note 16. Segment Information, page F-31

34.	Please disclose the total assets for each reportable segment or tell us why such disclosure is not required. We note your disclosure on page 46 and your goodwill by segment disclosure on page F-16. Refer to ASC 280-10-50-22 and 26.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-33 to include total assets by reportable segment.

* * * * *

Please telephone the undersigned at (212) 735-3452 if you have any questions or require any additional information.

Very truly yours,

/s/ Michael A. Civale, Esq.

Michael A. Civale, Esq.

cc:	Jeffrey S. Niew, Knowles Corporation

Ivonne Cabrera, Dover Corporation